SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*


                    BlackRock Asset Investors
                        (Name of Issuer)

    Shares of beneficial interest (par value $.01 per share)
                 (Title of Class of Securities)

                            091913103
                         (CUSIP Number)

                    Robert D. Cromwell, Esq.
        General Motors Investment Management Corporation
                     767 Fifth Ave., 9th Fl.
                       New York, NY 10153
                         (212) 418-6125
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 30, 1995
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Check the following box if a fee is being paid with the statement.
     X

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 35 Pages

CUSIP No. 091913103            13D             Page 2 of 35 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          First Plaza Group Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          0 (see Item 5)

8.   SHARED VOTING POWER
          3,750 (see Item 5)

9.   SOLE DISPOSITIVE POWER
          0 (see Item 5)

10.  SHARED DISPOSITIVE POWER
          3,750 (see Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%

14.  TYPE OF REPORTING PERSON*
          EP

CUSIP No. 091913103            13D             Page 3 of 35 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          General Motors Investment Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          0 (see Item 5)

8.   SHARED VOTING POWER
          3,750 (see Item 5)

9.   SOLE DISPOSITIVE POWER
          0 (see Item 5)

10.  SHARED DISPOSITIVE POWER
          3,750 (see Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%

14.  TYPE OF REPORTING PERSON*
          IA, CO

Item 1.   Security and Issuer.

          This statement relates to the shares of beneficial interest (par value $.01 per share) (the "Shares") of BlackRock Asset Investors, a Delaware business trust (the "Issuer"). The principal executive office of the Issuer is located at 345 Park Avenue, New York, New York 10154.

Item 2.   Identity and Background.

          (a)-(c), (f) This statement is filed by First Plaza Group Trust ("First Plaza"), a group trust formed pursuant to the laws of the State of New York and the United States of America under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries; and General Motors Investment Management Corporation ("GMIMCo"), a Delaware corporation and a wholly-owned subsidiary of GM. First Plaza and GMIMCo are referred to herein collectively as the "Reporting Persons". The business address of First Plaza is c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. The business address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 3044 West Grand Boulevard, Detroit, Michigan, 48202.

          The Issuer has advised the Reporting Persons that all of its Shares are held by BlackRock Fund Investors I, BlackRock Fund Investors II and BlackRock Fund Investors III ("Fund III"), each of which is a Delaware business trust formed contemporaneously with the Issuer and registered under the Investment Company Act of 1940. Fund III's Declaration of Trust provides that voting rights with respect to any Shares held by it are, in effect, passed through to the owners of Fund III's shares of beneficial interest (par value $.01 per share) ("Fund III Shares") one of which is First Plaza. The Reporting Persons are filing this statement with respect to the Issuer's Shares as a result thereof.

          The assets of First Plaza including the Fund III Shares are held by Mellon Bank, N.A., acting as trustee (the "Trustee"). Under the trust agreement appointing the Trustee, the Trustee may act for First Plaza with respect to the Fund III Shares (and, therefore, the Shares) only pursuant to direction as described in the following sentence. The Trustee may vote and dispose of the Fund III Shares held by First Plaza (and, therefore, may exercise pass-through voting rights with respect to the Shares) only pursuant to the direction of GMIMCo personnel. Because the Trustee is without authority to vote or direct the voting of the Fund III Shares (and, therefore, the Shares) or to dispose or direct the disposition of the Fund III Shares, except as so directed, it disclaims beneficial ownership of the Shares and no information regarding the Trustee is contained in this statement.

                       Page 4 of 35 Pages

          GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is to oversee and supervise the management of, and to provide investment advice and investment management services with respect to certain of, the assets of certain employee benefit plans of GM and its subsidiaries (the "Plans") as well as to provide investment advice and investment management services with respect to the assets of certain subsidiaries of GM and associated entities. GMIMCo has been appointed to carry out its duties with respect to the Plans by the Finance Committee of the Board of Directors of GM acting in its capacity as the named fiduciary with respect to the Plans under the Employee Retirement Income Security Act of 1974, as amended.

          The beneficiaries of First Plaza are certain trusts established under the Plans.

          Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GMIMCo and GM: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted, and (iv) citizenship.

          (d)-(e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 30, 1995, First Plaza acquired 3,750 Fund III Shares at a price of $1,000 per Fund III Share (or an aggregate cash consideration of $3,750,000) pursuant to the Subscription Agreement filed herewith as Exhibit 2. The funds used to effect the acquisition were transferred to First Plaza from other trusts under the Plans.

          The Issuer has advised the Reporting Persons that on the same date (a) BlackRock Fund Investors I, BlackRock Fund Investors II and Fund III issued an aggregate of 18,750 of their respective shares of beneficial interest (par value $.01 per share) (including the above-mentioned 3,750 Fund III Shares) at a price of $1,000 per share (or an aggregate cash consideration of

                       Page 5 of 35 Pages

$18,750,000), no other such shares having previously been issued and (b) the Issuer issued an aggregate of 18,750 Shares to BlackRock Fund Investors I, BlackRock Fund Investors II and Fund III at a price of $1,000 per Share (or an aggregate cash consideration of $18,750,000 (including the above-referenced $3,750,000)), no other such Shares having previously been issued. Accordingly, First Plaza's pass-through voting rights relate to 3,750 (20%) of the outstanding Shares.

Item 4.   Purpose of Transaction.

          First Plaza acquired its interest in the Shares described in Item 3 for investment purposes. A GMIMCo employee serves as a Trustee (and is one of the Investor Trustees) of the Issuer and such an employee may be expected to continue to so serve by reason of the cumulative voting rights associated with the Shares.

          The Reporting Persons have no current intention to acquire interests in additional Shares (other than pursuant to First Plaza's obligations under the Subscription Agreement with respect to Fund III incorporated herein by reference to
Exhibit 2) or to dispose of interests in Shares. Notwithstanding the foregoing, the Reporting Persons may, at any time or from time to time, acquire additional Fund III Shares in any other manner or, subject to the terms of such Subscription Agreement and Fund III's Declaration of Trust, dispose of any or all of the Fund III Shares beneficially owned by them, or continue to hold such Fund III Shares, as they may deem advisable. Any decision with regard to acquisitions, dispositions or holding of Fund III Shares will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, such as general economic and market conditions.

          Although the foregoing reflects the current intentions of the Reporting Persons, such intentions are subject to change at any time. Except as set forth above, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A have any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) The second paragraph of Item 3 is incorporated herein by reference. As of the date of this statement, each of First Plaza, by virtue of its ownership of the Fund III Shares, and GMIMCo, by virtue of the power of its personnel to direct the Trustee as to the voting and disposition of the Fund III Shares (and, therefore, the Shares) pursuant to its powers as an investment manager with respect to certain of the assets of the

                       Page 6 of 35 Pages

Plans, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) all 3,750 Shares as to which First Plaza has pass-through voting rights, representing approximately 20% of the issued and outstanding Shares as of March 30, 1995. Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

          (c) The first sentence of the first paragraph and all of the second paragraph of Item 3 of this statement is hereby incorporated by reference. Except as set forth in such provisions, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

          (d) The Finance Committee of the Board of Directors of GM as the named fiduciary of the Plans and GMIMCo have the authority to direct the Trustee to make payments from First Plaza (which may include dividends from or proceeds from the sale of Fund III Shares held by First Plaza) to other trusts under the Plans and to other persons.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Except as described in Items 2 and 4 above, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified in Appendix A has any contract, arrangement or understanding with respect to any securities of the Issuer. The Subscription Agreement referred to in Item 4 sets forth certain of the terms and conditions of the sale of the Fund III Shares to First Plaza and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1 -    Joint Filing Agreement dated April 6, 1995 among
               the Reporting Persons pursuant to Rule 13d-1(f) under the Act.

Exhibit 2 -    Subscription Agreement referred to in Items 2 and
               4.

                       Page 7 of 35 Pages

                            Signature


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April  6, 1995



                              FIRST PLAZA GROUP TRUST

                              By:  Mellon Bank, N.A., Trustee (as
                                   directed by General Motors
                                   Investment Management
                                   Corporation)


                              By:  /s/Allan M. Seaman
                                   ______________________________
                                   Authorized Officer

                              The decision to participate in this
                              investment, any representations
                              made herein by the participant, and
                              any actions taken hereunder by the
                              participant has/have been made
                              solely at the direction of the
                              investment fiduciary who has sole
                              investment discretion with respect
                              to this investment.

                       Page 8 of 35 Pages

                            Signature


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 6, 1995


                              GENERAL MOTORS INVESTMENT
                              MANAGEMENT CORPORATION



                              By:  /s/Thomas E. Dobrowski
                                   ______________________________
                              Name:     Thomas E. Dobrowski
                              Title:    Managing Director
                                        Real Estate and
                                        Alternative Investments

                       Page 9 of 35 Pages

                           APPENDIX A



                Directors and Executive Officers


          The following information is provided for the persons listed below: (a) name, (b) business address, (c) principal occupation or employment and the name, principal business and address of any such corporation or organization in which such employment is conducted, and (d) citizenship.


               Directors and Executive Officers of
              General Motors Investment Management
                     Corporation ("GMIMCo")

(a)  W. Allen Reed - (Member of the Board of Directors and
     President and Chief Executive Officer of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) President and Chief Executive Officer of GMIMCo (an investment adviser to and manager of certain employee benefit plans and affiliates of GM) and Vice President and Chief Investment Funds Officer of GM; 767 Fifth Avenue, New
     York, New York 10153.

(d)  United States of America.



(a)  Thomas E. Dobrowski - (Member of the Board of Directors and
     Managing Director, Real Estate and Alternative Investments of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Managing Director, Real Estate and Alternative Investments
     of GMIMCo; 767 Fifth     Avenue, New York, New York 10153.

(d)  United States of America.

                       Page 10 of 35 Pages

(a)  Donald Joseph Haig - (Vice President, Financial Accounting &
     Controls and Treasurer of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Vice President, Financial Accounting & Controls and
     Treasurer of GMIMCo; 767 Fifth     Avenue, New York, New
     York 10153.

(d)  United States of America.



(a)  Donald Richardson Kurtz - (Member of the Board of Directors
     and Acting Managing      Director, Domestic Equity of
     GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Acting Managing Director, Domestic Equity of GMIMCo; 767
     Fifth Avenue, New York,  New York 10153.

(d)  United States of America.



(a)  Hugh G. Lynch - (Member of the Board of Directors and
     Managing Director, International Investments of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Managing Director, International Investments of GMIMCo; 767
     Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a)  Robert Charles Tschampion - (Member of the Board of
     Directors and Managing   Director, Investment Strategy and
     Asset Allocation of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Managing Director, Investment Strategy and Asset Allocation
     of GMIMCo; 767 Fifth     Avenue, New York, New York 10153.

(d)  United States of America.

                       Page 11 of 35 Pages

                Directors and Executive Officers
            of General Motors Corporation ("GM")<F1>1

(a)  Anne L. Armstrong - (Member of the Board of Directors of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman, Board of Trustees, Center for Strategic and
     International Studies (a non-profit research and educational organization); 1800 K Street, N.W., Washington, D.C. 20006.

(d)  United States of America.


(a)  John H. Bryan - (Member of the Board of Directors of GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman and Chief Executive Officer, Sara Lee Corp.
     (manufacturing prepackaged bakery, meat items, household cleaners, hosiery products); 3 First National Plaza, 70 West
     Madison Street, Chicago, Illinois 60602.

(d)  United States of America.


(a)  Thomas E. Everhart - (Member of the Board of Directors of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  President and Professor of Electrical Engineering and
     Applied Physics, California Institute of Technology (a university); 1201 East California Boulevard, Pasadena,
     California 91125.

(d)  United States of America.


_______________

<F1>1     Members of the Finance Committee of the Board of
Directors of GM are designated by an asterisk.

                       Page 12 of 35 Pages

(a) Charles T. Fisher, III - (Member of the Board of Directors of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Former Chairman of the Board of Directors and President, NBD
     Bancorp, Inc. (a bank holding company); 100 Renaissance
     Center, Suite 2412, Detroit, Michigan 48243.

(d)  United States of America.



(a)  Louis R. Hughes - (Executive Vice President of GM and
     President of International Operations).

(b)  Postfach CH-8152 Glattbrugg, Zurich, Switzerland.

(c)  Executive Vice President of GM and President of
     International Operations.

(d)  United States of America.


(a)  J. Michael Losh - (Executive Vice President and Chief
     Financial Officer of GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Executive Vice President and Chief Financial Officer of GM;
     3044 West Grand Boulevard, Detroit, Michigan 48202.

(d)  United States of America.


(a) J. Willard Marriott, Jr. - (Member of the Board of Directors of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman of the Board of Directors, President and Chief
     Executive Officer, Marriott International, Inc. (a hotel operator); One Marriott Drive, Washington, D.C. 20058.

(d)  United States of America.

                       Page 13 of 35 Pages

(a)  Ann D. McLaughlin - (Member of the Board of Directors of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  President, Federal City Council, Washington, D.C.

(d)  United States of America.


(a)  Paul H. O'Neill - (Member of the Board of Directors of GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman and Chief Executive Officer, Aluminum Company of
     America (ALCOA) (manufacturing aluminum); 3040 ALCOA
     Building, Pittsburgh, Pennsylvania 15219-1850.

(d)  United States of America.


(a)  Harry J. Pearce - (Executive Vice President of GM).

(b)  3034 West Grand Boulevard, Detroit, Michigan 48232.

(c)  Executive Vice President of GM; 3034 West Grand Boulevard,
     Detroit, Michigan 48232.

(d)  United States of America.


(a)  Edmund T. Pratt, Jr. - (Member of the Board of Directors of
     GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman Emeritus of the Board of Directors of Pfizer, Inc.
     (a pharmaceutical manufacturer); 235 East 42nd Street, New
     York, New York 10017.

(d)  United States of America.

                       Page 14 of 35 Pages

(a)  John G. Smale - (Member and Chairman of the Board of
     Directors of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c) Chairman of the Executive Committee of the Board of Directors of The Procter & Gamble Company (a consumer products manufacturer); One Procter & Gamble Plaza,
     Cincinnati, Ohio 45201-0599.

(d)  United States of America.


(a)  John F. Smith, Jr. - (Member of the Board of Directors and
     President and Chief Executive Officer of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  President and Chief Executive Officer of GM; 3044 West Grand
     Boulevard, Detroit, Michigan 48202.

(d)  United States of America.


(a)  Louis W. Sullivan - (Member of the Board of Directors of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  President, Morehouse School of Medicine (a medical school);
     720 Westview Drive, S.W., Atlanta, Georgia 30310-1495.

(d)  United States of America.


(a)  G. Richard Wagoner, Jr. - (Executive Vice President and
     President of North American Operations of GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Executive Vice President and President of North American
     Operations of GM; 3044 West Grand Boulevard, Detroit,
     Michigan 48202.

(d)  United States of America.


(a)  Dennis Weatherstone - (Member of the Board of Directors of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

                       Page 15 of 35 Pages

(c) Retired Chairman and currently Director of the Board of Directors of J.P. Morgan & Co., Incorporated (a bank holding company); 60 Wall Street, New York, New York 10260.

(d)  United States of America.


(a)  Thomas H. Wyman - (Member of the Board of Directors of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c)  Chairman, S.G. Warburg & Co. Inc. (an investment bank); 787
     Seventh Avenue, New York, New York 10019.

(d)  United States of America.

                       Page 16 of 35 Pages

                     JOINT FILING AGREEMENT            EXHIBIT 1

     This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of beneficial interest (par value $.01 per share) of BlackRock Asset Investors , a Delaware business trust, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    April  6, 1995

                              FIRST PLAZA GROUP TRUST

                              By:  Mellon Bank, N.A., Trustee (as
                                   directed by General Motors
                                   Investment Management
                                   Corporation)


                              By:  /s/Allan M. Seaman
                                   ______________________________
                                   Authorized Officer

                              The decision to participate in this
                              investment, any representations
                              made herein by the participant, and
                              any actions taken hereunder by the
                              participant has/have been made
                              solely at the direction of the
                              investment fiduciary who has sole
                              investment discretion with respect
                              to this investment.

                              GENERAL MOTORS INVESTMENT
                              MANAGEMENT CORPORATION



                              By:  /s/Thomas E.Dobrowski
                                   ______________________________
                                   Name:     Thomas E. Dobrowski
                                   Title:    Managing Director
                                             Real Estate and
                                             Alternative
                                             Investments

                       Page 17 of 35 Pages